Exhibit (a)(5)(F)
Acer Commences Cash Tender Offer for Gateway
Gateway Announces Sale of Professional Business
TAIPEI, TAIWAN (September 5, 2007) —Acer Inc. (TWSE:2353) today announced that its wholly-owned subsidiary, Galaxy Acquisition Corp., has commenced its tender offer for all the outstanding shares of Gateway, Inc. (NYSE: GTW), at a price of $1.90 per share. On August 27th, 2007, Acer announced it had signed a definitive agreement to acquire Gateway.
In addition, Gateway announced that it has signed a definitive agreement to sell its Professional business segment, including the Company’s Nashville-based configuration center, to MPC Corporation (AMEX: MPZ). The transaction is subject to regulatory approval and is anticipated to close early in the fourth quarter.
The acquisition of Gateway by Acer has been unanimously approved by the boards of directors of both Gateway and Acer. The tender offer is subject to standard closing conditions set forth in the Offer to Purchase referenced below, including a minimum share tender condition, regulatory approvals under Hart-Scott-Rodino, Exon-Florio and similar laws outside the U.S., and other customary conditions, as set forth in the Offer to Purchase.
The tender offer and withdrawal rights will expire at 12:00 midnight, New York City time, on October 1, 2007 (end of the day on October 1, 2007) unless the tender offer is extended. Following the acceptance for payment of shares in the tender offer and completion of the transactions contemplated in the merger agreement, Gateway will become a wholly-owned subsidiary of Acer.
The terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials filed by Acer and Galaxy Acquisition Corp. with the SEC on September 4, 2007. Citibank, N.A. is acting as depositary for the tender offer.
Contacts:
Cynthia Hiponia
The Blueshirt Group for Acer
San Francisco, CA
Tel: 415-217-4966
Fax: 415-217-7721
Cynthia@blueshirtgroup.com
Stella T.H. Chou, Henry Wang
PR, Branding Division
8F, 88, Sec.1, Hsin Tai Wu Rd., Hsichih,
Taipei Hsien 221, Taiwan, R.O.C.
Tel: +886-2-8691-3204/1046
Fax: +886-2-8691-3262
Stella_th_chou@Acer.com.tw
Henrywang@Acer.com.tw
Legal Statements
This announcement is for informational purposes only and is not an offer to purchase securities or a solicitation of an offer to sell securities. The solicitation and the offer are being made solely by the Offer to Purchase and the related Letter of Transmittal. The Offer to Purchase dated September 4, 2007, the Letter of Transmittal and related materials may be obtained free of charge by directing such requests to the information agent for the Offer, D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, or by calling D.F. King & Co., Inc. toll free: (800) 290-6427.

Investors and stockholders of Gateway are urged to read the Tender Offer Statement on Schedule TO, the Offer to Purchase and any other documents relating to the Offer that are filed with the United States Securities and Exchange Commission (“SEC”) because they contain important information, including the various terms of, and conditions to, the tender offer. Investors and stockholders of Gateway may obtain these and other documents filed by Acer, Galaxy Acquisition Corp. and Gateway for free from the SEC’s web site at http://www.sec.gov.
Disclaimers
This press release contains forward-looking statements. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. Acer is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
About Acer
Acer ranks as the world’s No. 4 branded PC vendor, designing easy, dependable IT solutions that empower people to reach their goals and enhance their lives. Since spinning-off its manufacturing operation, Acer has focused on globally marketing its brand-name products: mobile and desktop PCs, servers and storage, LCD monitors and high-definition TVs, projectors, and handheld/navigational devices. Acer’s unique Channel Business Model is instrumental to the company’s continued success. The model encourages partners and suppliers to collaborate in a winning formula of supply-chain management, allowing Acer to provide customers with fresh technologies, competitive pricing, and quality service. Established in 1976, Acer Inc. employs 5,300 people supporting dealers and distributors in more than 100 countries. Revenues in 2006 reached US$11.32 billion.